

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2023

Gianluca Tagliabue
Chief Financial Officer and Chief Operating Officer
Ermenegildo Zegna N.V.
Viale Roma 99/100
13835 Valdilana loc. Trivero
Italy

> **Re: Ermenegildo Zegna N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Response dated September 8, 2023**
> **File No. 001-41180**

Dear Gianluca Tagliabue:

      We have reviewed your September 8, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 17, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Non-IFRS Financial Measures, page 90

1.   We reviewed your response to prior comment 4; however, it appears to us the non-IFRS adjustment, related to legal costs you incurred to defend a trademark infringement, is not consistent with Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Although the complexity of litigation and the magnitude of legal costs may vary from period to period, based on your business and the nature of the litigation, it continues to appear to us the legal costs are normal, recurring, cash operating expenses necessary to operate your business. In future periods, please do not include non-IFRS adjustments for similar costs.

You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing